

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 11, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

SUPPL

Great Quest Announces a $280,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce a private placement of 400,000 units at $0.70 per unit for total proceeds of $280,000, subject to regulatory approval. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 for a period of one year from closing. All shares issued under this private placement are subject to a four month hold period from closing.

One of the Company's Directors has sold 65,000 shares through the facilities of the TSX Venture Exchange at a price of $0.72 per share. With the proceeds from this sale, the Director will subscribe for 55,000 units of the Company's private placement at a price of $0.70 per share.

The proceeds of the private placement will be used for drilling on the Kenieba gold concession in western Mali, West Africa, concession option payments, administration and investor relations.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President



5/3

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

N E W S R E L E A S E



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 13, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Increases $280,000 Private Placement to $350,000

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to report a $70,000 increase in the private placement announced on April 11, 2006, from $280,000 to $350,000, subject to regulatory approval. The private placement is priced at $0.70 per unit for a total of 500,000 units. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 for a period of one year from closing. All shares issued under this private placement are subject to a four month hold period from closing.

The proceeds of the private placement will be used for drilling on the Djambaye 2 gold zone, as well as other targets in the Kenieba concession and for exploration surveys on other Company concessions, all located in western Mali, West Africa. The proceeds will also be used for concession option payments, administration and investor relations.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E